August 26, 2014

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	LogMeIn, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 10, 2014

File No. 001-34391

Dear Mr. Gilmore:

In response to your follow-up letter dated August 7, 2014 regarding the LogMeIn, Inc. (referred to in the responses below as “LogMeIn” or the “Company”) Form 10-K for the fiscal year ended December 31, 2013, we offer the following responses:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	Your response to prior comment 1 indicates that you elected not to disclose the gross renewal rate as you believe there are number of different methods used by other companies to compute the renewal rates, which may impede comparability. However, Section III.B.1 of SEC Release 33-8350 indicates that, in such event, a company should provide an explanation of its calculation to promote comparability across companies within the industry. MD&A should give readers a view of the company through the eyes of management. Please tell us how management uses the gross renewal rate to understand and evaluate the business and your consideration for disclosing the gross renewal rate as a key indicator. Refer to Section III.B.1 of SEC Release 33-8350.

Response:

The Company respectfully informs the Staff that it acknowledges its comment regarding the lack of disclosure of its renewal rate in its MD&A and hereby confirms that its renewal rate is a key indicator and that going forward it will include disclosure consistent with the renewal rate disclosure discussed on its earnings release calls in the “Sources of Revenue” section of the MD&A, commencing with the filing of its next Form 10-Q. The following is an example of the proposed disclosure using the Company’s most recently filed Form 10-Q:

LogMeIn, Inc., 320 Summer Street, Boston, MA 02210

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com

Sources of Revenue

We derive our revenue primarily from subscription fees for our premium services from SMBs, IT service providers, mobile carriers, customer service centers, original equipment manufacturers, or OEMs, and consumers and to a lesser extent, from the delivery of professional services primarily related to our Xively business. The majority of our customers subscribe to our services on an annual basis and pay in advance, typically with a credit card, for their subscription. A smaller percentage of our customers subscribe to our services on a monthly basis through either month-to-month commitments or annual commitments that are then paid monthly with a credit card. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period. Typically, a subscription automatically renews at the end of a subscription period unless the customer specifically terminates it prior to the end of the period. For the three months ended June 30, 2013 and 2014, our gross annualized renewal rate was approximately 80%. We calculate our gross renewal rate on an annualized dollar basis across all product lines as of the end of each period. We expect our gross renewal rate to remain relatively constant as we continue to invest in our products, customer support organization, and related retention programs.

In providing its response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact Michael J. Donahue, The Company’s General Counsel, at 781-638-9094, James F. Kelliher, the Company’s Chief Financial Officer, at 781-638-9078, or me at 781-638-9059.

Sincerely,

/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer